MOL Plc.

15th May, 2008

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street N. W.
Washington, D. C. 20549
U.S.A.

Attention: **Special Counsel**
Office of International Corporate Finance

MOL ~~Magyar Olaj- és Gázipari Rt.~~
Rule 12g3-2(b) File No. 82-4224

SUPPL

Dear Sirs,

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of MOL Magyar Olaj- és Gázipari Rt. (the "Company") pursuant to the exemption from the Securities Echange Act of 1934 (the "ACT") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and document will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully,

Richárd Benke
Investor Relations Director

Enclosure

5/23

MOL Hungarian Oil and Gas Plc.
H-1117 Budapest, Októberhuszonharmadik utca 18. Tr. 01-10-041683

▶ **MOL Plc.**

INVESTOR NEWS

May 15, 2008

MOL's exploration efforts result a new oil discovery in Russia

MOL Plc. hereby announces that the last year started exploration projects provided a discovery of crude oil in Western-Siberian in its Matyushkinskaya block in Russia.

MOL's 100% subsidiary Matyushkinskaja Vertikal drilled a successful exploration well in Southern sector of the Ledovoye block. The Ledovaya-101 well discovered a promising oil potential in 2650 m depth.
The well known Jurasic structure of the block contains in this well several layers, from which the primary well-test resulted in 300 bbl (50 m^3) good quality oil in-flow. After necessary technical operation and the final well-testing the production is planned to start in Q3 2008.
In the area of the recent discovery MOL has carried out high quality 3D seismic survey as well in the Q1 2008, afterward of detailed analysis and interpretation of the survey's results MOL tends to accelerate its exploration and appraisal activity with further more drilling of new possible prospects.

In 2007 April MOL acquired 100% ownership of the Matyushkinskaya Vertikal company achieving the rights for both the exploration and production in Matyushkinskiy block. The block's extension is up to 3,200 sqkm, where is placed an already producing oil field and several exploration upside potential as well. The accelerated field development of existing oil field called Matyushkinskoye was started in 2007. The existing proved reserves by SEC of the field at December 31, 2007 were 2.3 MMboe and the average daily production was 1,120 bbl/day in 2008 March.

Zoltán Áldott, Executive Vice President of the Upstream Division stated: „Russian assets play an outstanding role in the Upstream activity of MOL. With our Russian partner we have already been producing crude oil in the ZMB field for several years. With purpose of extending our Upstream activity we acquired three project companies to provide exploration and development activities in West-Siberia and in the Volga-Ural area on own risk and operatorship. The recent discovery is the first testimony of the successful application of our geoscientist's experience."

For further information, please contact:

Investor Relations	+ 36 1 464 1395
facsimile:	+ 36 1 464 1335
MOL Communication	+ 36 1 464 1351

MOL Group 2008 first quarter preliminary results

Investor Relations

CONTINUED DELIVERY ON GROWTH STRATEGY

MOL Hungarian Oil and Gas Plc. (Reuters: MOLB.BU, MOLBq.L, Bloomberg: MOL HB, MOL LI; homepage: www.mol.hu), **today announced its 2008 first quarter preliminary results. This report contains consolidated financial statements for the period ended 31 March 2008 as prepared by the management in accordance with International Financial Reporting Standards (IFRS).**

MOL Group financial results

(IFRS), in HUF billion	FY 2007	Q1 2007	Q1 2008	Ch %
Net sales revenues	2,594.0	515.8	786.1	52
EBITDA [4]	496.0	109.2	101.6	(7)
Operating profit [4]	355.5	75.1	67.3	(10)
Operating profit excl. special items [2] [4]	**299.4**	**61.2**	**67.3**	**10**
Net financial expenses/(gain)	16.6	(1.6)	(1.3)	(19)
Net income	257.8	59.5	65.0	9
Net income excl. special items [2]	**210.4**	**45.6**	**65.0**	**43**
Net income excl. special items & Magnolia impact [3]	223.4	45.1	59.3	32
Operating cash flow	315.5	48.2	(41.7)	n.a.
Basic EPS, HUF	3,057	643	792	23
Basic EPS excl, special items & Magnolia impact [3], HUF	2,649	488	722	48

(IFRS), in USD million [1]	FY 2007	Q1 2007	Q1 2008	Ch %
Net sales revenues	14,113.2	2,676.7	4,538.7	70
EBITDA [4]	2,698.6	566.7	586.6	4
Operating profit [4]	1,934.2	389.7	388.6	-
Operating profit excl. special items [2] [4]	**1,629.0**	**317.6**	**388.6**	**22**
Net financial expenses/(gain)	90.3	(8.3)	(7.5)	(10)
Net income	1,402.6	308.8	375.3	22
Net income excl. special items [2]	**1,144.7**	**236.6**	**375.3**	**59**
Net income excl. special items & Magnolia impact [3]	1,215.3	233.8	342.2	46
Operating cash flow	1,716.6	250.1	(240.8)	n.a.
Basic EPS, USD	16.6	3.3	4.6	37
Basic EPS excl, special items & Magnolia impact [3], USD	14.4	2.5	4.2	65

[1] In converting HUF financial data into USD, the following average NBH rates were used: for Q1 2007: 192.7 HUF/USD, for FY 2007: 183.8 HUF/USD, for Q1 2008: 173.2 HUF/USD.

[2] Operating profit excludes the one-off gain on the acquisition of TVK shares realised in Q1 and Q2 2007 (HUF 13.9 bn and HUF 0.5 bn, respectively) and subsequent settlement from E.ON in connection with the gas business sales of HUF 44.3 bn in H2 2007.

[3] Net income in addition to adjustments detailed in [2] excludes the non-cash fair valuation difference of the conversion option of Magnolia.

[4] Q1 2007 figure was restated as the Group has changed its accounting policy in 2007 to disclose Hungarian local trade tax and innovation fee as income tax expense as these tax types show the characteristics of income taxes rather than operating expenses. In previous years, local trade tax has been recorded as operating expense.

In Q1 2008, MOL continued to see strong profit increases with operating profit excluding special items increasing by 22% in USD-terms to USD 388.6 mn. The major profit drivers were a strong increase in downstream sales volumes, and further diesel yield improvement, benefiting also from improved diesel crack spreads in Q1 2008. In addition, strong crude prices had positive impact, while lower hydrocarbon production and deteriorating integrated petrochemical margins had negative impacts on our operating profit. Operating profit excluding special items improved in HUF-terms by 10% to HUF 67.3 bn in Q1 2008, despite the 10% depreciation of the USD versus the HUF.

Net profit excluding special items improved by 59% in USD-terms to USD 375.3 mn, increasing by 43% in HUF-terms to HUF 65.0 bn in Q1 2008 y-o-y. Net income excluding the non-realised fair valuation difference of the conversion option of Magnolia and excluding special items was USD 342.2 mn (up 46% year-on-year) in Q1 2008.

- **Exploration & Production** operating profit, excluding non-recurring profit of USD 377.1 mn from the sale of the Szőreg-1 field, increased substantially by 57% year-on-year to USD 138 mn for Q1 2008. HUF-terms operating profit (excluding one-off items) saw considerable growth of 40% year-on-year to HUF 23.9 bn, mainly due to the strong crude price environment.
- **Refining & Marketing** operating profit increased by 58% year-on-year to USD 232 mn, (up 42% in HUF-terms to HUF 40.1 bn), boosted by strong volumes, favourable product slate and higher diesel crack spreads as well as inventory gain of USD 44.5 m in Q1 2008.
- The **Petrochemical** segment's operating profit weakened to USD 15 mn in Q1 2008 (HUF 2.6 bn) 38% below Q4 2007 and 77% behind the record Q1 2007 level, as the negative market tendencies begun in Q4 2007 continued and energy costs increased significantly.
- **Gas Transmission** operating profit narrowed by 7% to USD 53.7 mn in Q1 2008 (down 16% in HUF terms to HUF 9.3 bn), mainly due to increased operating costs as a result of higher own gas consumption due to the surplus transmitted natural gas volumes and higher gas prices.
- **Corporate and other** operating losses of HUF 9.1 bn in Q1 2008 represent an 11% increase year-on year from HUF 8.2 bn operating losses excluding a one-off gain of HUF 13.9 bn on the acquisition of a 42.25% minority interest in TVK in Q1 2007.
- **Net financial gain** of HUF 1.3 bn was recorded in Q1 2008 (compared to HUF 1.6 bn in Q1 2007), including HUF 3.4 bn interest received, HUF 10.0 bn interest paid, a foreign exchange gain of HUF 3.3 bn and HUF 5.7 bn unrealised fair valuation gain on the conversion option embedded in the capital security (Magnolia Finance Ltd.) as a result of the share price depreciation and increased implied spread.
- **Income tax expense** decreased by HUF 6.9 bn to HUF 8.2 bn in Q1 2008, primarily as a result of the current tax expense of MOL Plc. compared to the previous year's figure and the different accounting treatment of MOL treasury share transactions and options attached to shares held by third parties for IFRS and tax purposes.
- **Capital expenditure** and investments decreased to HUF 51.9 bn (USD 300 mn) in Q1 2008, compared to the HUF 68.4 bn (USD 355 mn) in Q1 2007, this latter included the HUF 49.6 bn (USD 256.8 mn) spent on the TVK share acquisition.
- **Net debt** at the end of March 2008 was HUF 623.4 bn, while our gearing ratio (net debt divided by the sum of net debt and total equity) increased from minus 14.7% in Q1 2007 to 38.8% as a result of the capital optimisation program and the capex spent on acquisitions in Q4 2007 and organic investments.

Mr Zsolt Hernádi, Chairman-CEO of MOL commented:

Our First Quarter 2008 results underline MOL's position as Europe's top oil & gas business, with strong performance delivered by both our upstream and downstream divisions.

The consistent improvement in our performance through 2007 and into 2008 was driven by successful implementation of our growth-oriented strategy and continuous efforts to improve the efficiency of our key businesses. MOL remains committed to maintaining the highest efficiency levels in the European oil and gas market through partnerships and co-operation deals.

In line with our strategy, our focus in the first quarter was on forming partnerships based on complementary skills and capabilities. We signed co-operation agreements with reputable, experienced partners providing excellent growth opportunities for both our Upstream and Downstream businesses. While the cooperation with CEZ will improve our energy integrity and help us enter the fast growing energy market, our strategic alliance with Oman Oil Company will strengthen our position in Central Asia and the Middle-East. We expect to benefit as a result of knowledge transfer thanks to our partnerships which will open the way for joint development of future business opportunities. Since the end of the first quarter, we also launched a joint unconventional exploration program with ExxonMobil following a successful study, and have restarted the negotiation process with the Croatian Government with the aim of finding a mutually beneficial way of building on our partnership with INA.

Overview of the environment

Global economic growth has started to decline from recent highs, with the slowdown most acute in developed countries, primarily in the US. Q1 2008 saw continued financial turmoil stemming from the subprime mortgage problems in the US. Equity markets had to face sharp drops around the world, as the corporate earnings outlooks deteriorated. The liquidity crisis, which followed the decline in investors' risk appetite, led to recurring intervention by the central banks.

The US FED has rapidly eased monetary policy, but there are now serious doubts as to its ability to avoid a recession, as the housing market slump continues, exacerbated by a more wide-spread financial deterioration. The subsequent weakness of the USD resulted again in historic lows in the HUF/USD quarterly average rate, despite some weakening of the HUF against the Euro.

The eurozone economies have also started to slow on the back of worsening financial conditions, yet inflation pressures have been on the rise, preventing the ECB from interest rate cuts. Meanwhile, growth in emerging countries remained solid. However, the effect of the recent financial developments and the weaker demand from developed regions on the area is still unclear.

Oil prices rose again, reaching 100 USD/bbl for the first time in history, climbing even further, together with all other commodities, on the back of a combination of continued tight supply, a strong demand from emerging countries, and aggressive USD interest rate cuts (the latter were also responsible for the weakening USD). The average Brent price in Q1 2008 was 96.9 USD/bbl, 68% higher than in Q1 2007 and 9% above the Q4 2007 average.

Oil demand was up by 1.5% to an average of 87.3 mn bbl/day in Q1 2008, according to IEA data. Average demand growth remained moderate in the last four quarters, at 1.5%, partly in response to the record prices. Demand forecasts for 2008 have been cut back significantly due to the macroeconomic weakness in developed countries, while OPEC countries rejected calls for further supply increases and cost inflation still weighed on non-OPEC supply. Despite the expected demand slowdown, prices reached record highs, as low real interest rates gave a financial boost, while the supply conditions have yet to improve and demand continued to show resilience in emerging economies.

Refinery margins were still above their historical average as supply/demand dynamics for the sector remained supportive. Middle distillate margins improved, as the diesel market demonstrated unseasonable tightness, but gasoline prices remained under pressure due to a weakness in US demand and high stocks. Diesel crack spread (FOB Rotterdam price on Brent crude, in USD/ton) gained 57%, while gasoline crack spread decreased by 9% year-on-year in USD-terms in Q1 2008.

In Hungary, GDP growth is expected to remain low, despite the relative strength of exports. Both household and government spending decreased in real terms. The 2007 budget deficit was lower than expected and this favourable trend continued in Q1 2008 as well. The negative effects of the austerity measures have started affecting economic performance and are expected to weigh on growth in Q1 2008. Due to continuing inflation threats, the National Bank had to increase its interest rate by 50bp at the end of the quarter, following its surprise measure to abolish the forint's intervention band in February. Freight road transportation, recently the main driver of growth in diesel demand, increased along with strong exports. Domestic fuel prices moved in line with international markets, the increase partly mitigated by a stronger forint, but were still below the levels seen through 2006 in real terms. Fuel demand continued to grow by 3.4% in Q1 2008 year-on-year (1.6% decline for gasoline and 6.2% growth for diesel).

The Slovak economy continued its positive trends in Q1 2008 as in the previous quarters. After a record of more than 10% real GDP growth in 2007, there was a slight decline to an expected 7-8% growth. Average domestic retail fuel prices did not reach previous record highs, due to world market shocks being offset by a stronger SKK. In Q1 2008, consumption of motor diesel grew at 4% while demand for gasoline stagnated between 0-1% year-on-year.

Exploration and Production

Segment IFRS results (in HUF bn)

Q4 2007	Q1 2008	Q1 2007	Ch. %	Exploration & Production	2007
28.1	96.4	26.9	259	EBITDA	119.3
28.1	31.1	26.9	16	EBITDA excluding Szőreg 1 field disposal	119.3
18.1	**89.2**	**17.0**	**423**	**Operating profit/(loss)**	**78.9**
18.1	23.9	17.0	40	Operating profit/(loss) excluding Szőreg 1 field disposal	78.9
19.3	17.6	7.4	138	CAPEX and investments[1]	56.7

Key segmental operating data

Q4 2007	Q1 2008	Q1 2007	Ch. %	HYDROCARBON PRODUCTION** (gross figures before royalty)	2007
521	**489**	**523**	**(7)**	**Crude oil production (kt) ***	**2,122**
188	181	206	(12)	Hungary	799
333	308	317	(3)	International	1,323
662	**617**	**656**	**(6)**	**Natural gas production (m cm, net dry)**	**2,546**
648	604	641	(6)	Hungary	2,488
14	13	15	(13)	International	58
43	**39**	**42**	**(7)**	**Condensate (kt)**	**172**
40	36	40	(10)	Hungary	162
3	3	2	50	International	10
49	**46**	**56**	**(18)**	**LPG and other gas products (kt)**	**198**
90,276	**85,816**	**92,982**	**(8)**	**Average hydrocarbon prod. (boe/d)**	**90,436**

*Excluding separated condensate
** Excluding crude and condensate production from Szőreg-1 field converted into strategic gas storage from 2008 of 796 boe/day

Q4 2007	Q1 2008	Q1 2007	Ch. %	Realised hydrocarbon price	2007
69.3	75.7	43.5	74	Average realised crude oil and condensate price (USD/bbl)	56.2
61.9	69.9	46.8	49	Average realised total hydrocarbon price (USD/boe)	53.4

In Q1 2008, the operating profit of the E&P segment amounted to HUF 89.2 bn (up 423% y-o-y), including a non-recurring gain from the sale of the Szőreg-1 field of HUF 65.3 bn (this one-off impact is eliminated from Group figures due to the fact that the buyer of the field was a consolidated MOL Group subsidiary of the Natural Gas segment, MMBF Ltd., which will develop it into an underground gas facility).

Operating profit excluding this one-off item showed a significant, 40% y-o-y growth to HUF 23.9 bn in Q1 2008, the growth was 57% in USD-terms to USD 138 mn. Oil prices hit a record level in Q1 2008, continuing the rising trend begun in H2 2007. Higher realised prices adjusted from the negative impact of a weaker USD (the HUF/USD exchange rate averaged 173.2 HUF/USD in the quarter, down 10% y-o-y) resulted in an operating profit increase of HUF 16 bn. Lower production levels due to maturing fields and lower gas demand in Hungary had a negative impact on operating profit.

Hydrocarbon production averaged at 85,816 boe/day, decreasing by 8% compared to Q1 2007 and 5% compared to Q4 2007. Crude oil production declined by 7% y-o-y as production from the recently acquired Russian fields could only partly offset the 12% production decline from mature Hungarian fields and the lower volumes from the ZMB field. Hungarian gas production was 6% lower, out of which natural decline accounted for approximately 2%, while the remainder was caused by lower demand from gas wholesalers, due to the high inventory level held in the underground gas storages. The Pakistani gas production decreased by 13% y-o-y in Q1 2008 due to a combined effect of maintenance shutdown of a key customer in February and reoptimised production of Manzalai 1 well.

Our strong exploration track record, already seen in 2007, continued, with two discoveries in Hungary and one in the Pakistani Tal Block in Q1 2008. Out of the three wells spudded in Hungary in the first quarter, two domestic exploration wells (Földes-ÉK-1, Körösújfalu-3) were classified as gas producers, with an additional well (Őrtilos-1) currently undergoing testing. In Pakistan (Tal Block), the sidetracking of the Mami Khel well was successfully completed and the commercial discovery was announced on 19 March 2008. In the Federovsky block in Kazakhstan, the testing of Rhozkovsky U-10 well is ongoing. In Russia, drilling of the first exploration well (Ayskaya-1) in the Surgut-7 block began in the middle of March 2008 and in the Matjushkinskaya block drilling of Ledovaya-101 exploration well was finished in April 2008 and drilling of Kvartovoye-11 started in April 2008. In Yemen, MOL was granted a license to extend exploration activities in Block 48 until January 2010.

Here, we have begun preparation for new geology & geophysics studies to incorporate the latest well results into the already proven geological concept.

Upstream revenues increased by HUF 83.9 bn to HUF 159.3 bn in Q1 2008 compared to Q1 2007, mainly due to the nonrecurring revenue of HUF 65.3 bn from the Szőreg disposal, while reoccurring revenues increased by 25%. Climbing sale prices, on rising crude and oil product quotations, more than compensated for the negative impact of the weakening USD.

Upstream expenditures increased by HUF 11.7 bn to HUF 70.1 bn in Q1 2008 compared to the same period of 2007. Royalties on Hungarian production were at HUF 24.9 bn, down HUF 0.9 bn, due to lower volumes and a weaker USD in Q1 2008 (of this amount HUF 16.8 bn was the payment to the energy price compensation budget). The mining royalty and export duty paid in Russia increased by HUF 5.4 bn to HUF 14.7 bn in Q1 2008, due to rising crude prices. **Unit opex** (excluding DD&A) for total hydrocarbon production rose due to unfavourable impacts on the FX change, decreasing volumes and increased costs (mainly as a consequence of rescheduling and one-off items), but still maintained a strong competitive level of 5.1 USD/boe in Q1 2008.

Upstream Capex and investments more than doubled from HUF 7.4 bn (USD 38.3 mn) in Q1 2007 to HUF 17.6 bn (USD 101.4 mn) in Q1 2008, as we intensified the international exploration and development activities. Of the total, we dedicated HUF 5.3 bn (or 30%) to exploration, HUF 1.4 bn (USD 8 mn) in Hungary and HUF 3.9 bn (USD 22.4 mn) for international exploration projects (HUF 2.4 bn in Russia, HUF 0.5 bn in Kazakhstan, HUF 0.3-0.3 bn in Kurdistan and Oman). We also spent (in the form of various bonuses) HUF 4.4 bn (USD 25.5 mn) for the acquisition of our stakes in two exploration blocks in Kurdistan, representing 25% of total quarterly upstream spending. Total development expenditure was HUF 5.4 bn (31% of total upstream capex) of which HUF 1.6 bn (USD 9 mn) in Hungary and 3.8 bn (USD 22 mn) in other countries (focused on the development of newly acquired projects (Matjushkinskaya - HUF 2.2 bn and Baitex - HUF 0.5 bn) beside ongoing investment in Russia (HUF 0.8 bn in the ZMB field) and in Pakistan (HUF 0.3 bn in the Manzalai field). HUF 2.5 bn (USD 14.3 mn) was spent by domestic subsidiaries and on sustain type projects.

[1] Consolidated CAPEX figures exclude capitalised finance costs, but include financial investments.

Refining and Marketing

Segment IFRS results (in HUF bn)

Q4 2007	Q1 2008	Q1 2007	Ch. %	Refining & Marketing	2007
53.7	57.8	43.9	32	EBITDA	235.1
37.8	**40.1**	**28.4**	**42**	**Operating profit/(loss)**	**171.9**
174.0	10.8	8.8	22	CAPEX and investments[1]	206.4

Q4 2007	Q1 2008	Q1 2007	Ch. %		2007
37.8	**40.1**	**28.4**	**42**	**Reported EBIT**	**171.9**
(14.0)	(7.7)	4.5	(271)	Replacement modification	(32.1)
23.8	**32.4**	**32.9**	**(2)**	**Estimated clean CCS**	**139.8**

Key segmental operating data

Q4 2007	Q1 2008	Q1 2007	Ch. %	REFINERY PROCESSING (kt)	2007
185	169	188	(10)	Domestic crude oil	800
3,441	3,740	2,912	28	Imported crude oil	12,487
41	34	43	(21)	Condensates	162
835	833	660	26	Other feedstock	2,854
4,502	**4,776**	**3,803**	**26**	**TOTAL REFINERY THROUGHPUT**	**16,303**
212	194	168	15	Purchased and sold products	708
Q4 2007	**Q1 2008**	**Q1 2007**	**Ch. %**	**REFINERY PRODUCTION (kt)**	**2007**
850	808	719	12	Motor gasoline	3,059
1,785	1,989	1,499	33	Gas and heating oil	6,429
455	469	428	10	Naphtha	1,798
914	1,002	697	44	Other products	3,208
4,004	**4,268**	**3,343**	**28**	**TOTAL PRODUCT**	**14,494**
35	37	32	16	Refinery loss	144
463	471	428	10	Own consumption	1,665
4,502	**4,776**	**3,803**	**26**	**TOTAL REFINERY PRODUCTION**	**16,303**
Q4 2007	**Q1 2008**	**Q1 2007**	**Ch. %**	**REFINED PRODUCT SALES (kt) (Group external sales)**	**2007**
1,270	1,055	1,017	4	Hungary	4,857
408	326	301	8	Slovakia	1,532
1,969	2,086	1,436	45	Other markets	6,705
3,647	**3,468**	**2,754**	**26**	**TOTAL CRUDE OIL PRODUCT SALES**	**13,094**
Q4 2007	**Q1 2008**	**Q1 2007**	**Ch. %**	**REFINED PRODUCT SALES (kt) (Group external sales)**	**2007**
818	776	686	13	Motor gasoline	3,140
1,951	1,902	1,480	29	Gas and heating oils	6,947
878	790	588	34	Other products	3,007
3,647	**3.468**	**2,754**	**26**	**TOTAL CRUDE OIL PRODUCT SALES**	**13,094**
547	514	432	19	o/w Retail segment sales	1,998
610	530	488	9	o/w Direct sales to other end-users*	2,334
709	**716**	**650**	**10**	**Petrochemical feedstock transfer**	**2,700**

*Motor gasoline, gas and heating oil sales

R&M operating profit increased substantially by 58% y-o-y to USD 232 mn in Q1 2008. Operating profit in HUF-terms also showed a significant improvement of 42% y-o-y to HUF 40.1 bn in Q1 2008, despite local currencies strengthening against the USD. The considerable profit increase was caused by favourable crack spreads, a high capacity utilization, a sales volume increase of 26%, a positive effect of inventory holding and a favourable product slate. Both in our traditional activities (MOL, Slovnaft) and the 2007 acquisitions (Italian IES and Croatian TIFON) played an important role in the increase of sales volumes and profits.

Refinery throughput grew by 26% y-o-y to 4,776 kt in Q1 2008. In the Duna and Slovnaft refineries it improved by 9% y-o-y to 4,140 kt, while the throughput of IES (consolidated as of 15 November 2007) was 636 kt in Q1 2008.

The two high complexity refineries (NCI: Duna 10.6, Slovnaft 11.5) contributed to a gas and heating oil yield of 45%, jet yield of 2.8% and a mere 2.6% fuel oil yield in Q1 2008. The relatively high complexity of IES (NCI: Mantova 8.4) with a favourable yield structure (gas and heating oil yield of 49%, bitumen yield of 20% and fuel oil yield of 2%) allowed us to leverage the dieselisation of the market.

Group level sales volume increased by 26% year-on-year to 3.5 Mt in Q1 2008. The sales growths of the record margin products was considerable: gas and heating oil was up by 29%, jet was up 20% y-o-y. In addition, motor gasoline increased by 13% and petrochemical feed stocks sales improved by 10% y-o-y. From other products, bitumen sales grew from 28 kt in Q1 2007 to 181 kt, out of which IES accounted for 126 kt in Q1 2008.

The sales volume of Duna and Slovnaft refineries grew by 5% y-o-y to 2,890 kt in Q1 2008, out of which gas and heating oil sales increased by 7%, jet sales grew by 19%, while gasoline was up by 1% y-o-y. The consolidation of IES added 577 kt to our sales volumes in Q1 2008.

In our core markets (Hungary, Slovakia and Austria), we took advantage of the fuel demand increase. Our motor fuels sales in Hungary increased by 4%, mainly due to an 8% increase in diesel sales in Q1 2008 y-o-y. In Q1 2008 only 4.4% (v/v) biodiesel content diesel (which is subject to preference excise duty in Hungary) was sold strengthening our market position as a high quality product supplier. Slovakian motor fuel sales increased by 3% due to the higher diesel sales with a marginal increase in market size. IES provided a stable presence in Northern Italy's refined product market, ensuring an 8% gasoil and a 15% bitumen market share in Italy.

We were able to expand across the region. Our motor fuel sales (excluding Hungary and Slovakia and the Italy) increased by 12%. We experienced significant growth in Austria with volume increasing by 17%, in Poland by 9% and in Serbia by 178%.

Retail

Q4 2007	Q1 2008	Q1 2007	Ch. %	REFINED PRODUCT RETAIL SALES (kt)	2007
211.5	201.1	179.1	12	Motor gasoline	813.6
314.2	303.7	247.7	23	Gas and heating oils	1,142.9
525.7	**504.8**	**426.8**	**18**	**Fuel sales**	**1,956.5**
9.3	9.5	5.6	70	Other products	29.0
535.0	**514.3**	**432.4**	**19**	**TOTAL OIL PRODUCT RETAIL SALES**	**1,985.5**

Total retail sales volumes (incl. LPG and lubricant volumes) increased by 19% to 514.3 kt in Q1 2008 compared to Q1 2007. The acquisition of IES and Tifon completed in Q4 2007, contributed to 50.7 kt, and 21.9 kt retail sales, respectively in Q1 2008. The group operated **998 filling stations** as of March 31st 2008, (please see Appendix X for further details).

Retail fuel sales volumes remained stable both in Hungary and Slovakia, and we improved our margin revenue per litre in these markets by 9% y-o-y, boosted mainly by a 14% increase in non-fuel margin revenue per litre as a result of enhanced sales activity in the shops. Our group fuel margin revenue grew by 18%, while the non-fuel margin revenue grew by 22% y-o-y in Q1 2008.

In Hungary maintained our retail fuel sales volumes y-o-y in Q1 2008 despite a competitive environment, due to micro-market based competitive pricing and a reduced fuel price gap between Hungary and the neighbouring countries. Diesel sales increased by 3%, gasoline and LPG sales fell by 5% and 10%, respectively. Lower gasoline sales reflect the temporary effect of cancelling 98 octane gasoline from our portfolio. Hypermarkets' expansion continued, with the number of hyper filling stations reaching 63 by March 31, 2008, compared to 57 in March 31, 2007. Our retail fuel market share, according to MÁSZ (Hungarian Petroleum Association), slightly eroded from 37% in Q1 2007 to 36% in Q1 2008, resulting in network developments for other MÁSZ members. The ratio of fleet card sales to MOL's total fuel sales rose from 35% to 37% and shop sales revenue increased by 9% in comparison to Q1 2007.

Our retail sales volume **in Slovakia** also remained stable in Q1 2008 y-o-y. Diesel sales increased by 3%, while gasoline sales decreased by 3% in Q1 2008 compared to Q1 2007. Our retail market share in Slovakia eroded from 39.8% in Q1 2007 to 38.2% in Q1 2008. Fleet card sales decreased by 3% in Q1 2008 y-o-y, and the proportion of card sales within Slovakian total fuel sales fell by one percentage points to 30%.

In Romania, our fuel sales increased by 3%, while our retail market share increased by 0.3 percentage points to 13% in Q1 2008. Average throughput per site shows a slight decrease of 1% in Q1 2008 compared to the base period as a result of gradually increasing turnover from the 5 newly opened filling stations.

R&M CAPEX increased from HUF 8.8 bn in Q1 2007 to HUF 10.8 bn in Q1 2008. Refining and wholesale spent HUF 8.5 bn in Q1 2008, including the investments of refinery subsidiaries (IES: HUF 2.2 bn; SN Storage Tank Reconstruction project: HUF 0.6 bn) and the HUF 0.8 bn spending on VGO Hydrocrack at Duna Refinery.

Retail CAPEX was at HUF 2.3 bn in Q1 2008 including HUF 1.5 bn spent on network development in Hungary, Romania and Serbia and HUF 0.8 bn spent on IES network improvement. The Q1 2008 retail capex was by HUF 3.1 bn lower than the basis, this included a HUF 4.5 bn increase in registered capital in Bosnia's Energopetrol.

[1] Consolidated CAPEX figures exclude capitalised finance costs, but include financial investments.

Petrochemicals

Segment IFRS results (in HUF bn)

Q4 2007	Q1 2008	Q1 2007	Ch. %	Petrochemicals	2007
9.3	7.4	17.2	(57)	EBITDA	60.3
4.1	**2.6**	**12.6**	**(79)**	**Operating profit/(loss)**	**40.9**
3.5	0.9	0.4	103	CAPEX and investments[1]	7.0

Key segmental operating data

Q4 2007	Q1 2008	Q1 2007	Ch. %	PETROCHEMICAL PRODUCTION (kt)	2007
230	229	206	11	Ethylene	870
116	114	105	9	Propylene	439
199	212	178	19	Other products	757
545	**555**	**489**	**13**	**Total olefin**	**2,066**
65	69	64	8	LDPE	270
109	105	96	9	HDPE	404
144	141	137	3	PP	545
318	**315**	**297**	**6**	**Total polymers**	**1,219**
Q4 2007	**Q1 2008**	**Q1 2007**	**Ch. %**	**PETROCHEMICAL SALES BY PRODUCT GROUP (kt)**	**2007**
70	64	63	2	Olefin products	277
326	306	289	6	Polymer products	1,210
Q4 2007	**Q1 2008**	**Q1 2007**	**Ch. %**	**PETROCHEMICAL SALES (external) Kt**	**2007**
124	112	119	(6)	Hungary	491
21	21	21	0	Slovakia	84
251	237	212	12	Other markets	912
396	**370**	**352**	**5**	**TOTAL PETROCHEMICAL PRODUCT SALES**	**1,487**

Operating profit of the Petrochemicals segment fell to HUF 2.6 bn in Q1 2008, 37% below Q4 2007 and 79% behind the record Q1 2007 level. This was due to the continuation of negative market tendencies which began in Q4 2007. Raw material prices grew significantly to a record level of 817 USD/t boosted by the sharp increase in crude oil prices. Although, polymer prices were at record levels in Q1 2008, there was only a modest increase y-o-y due to the effect of the pressure from recession expectations being felt on the market. As a result, the integrated petrochemical margin narrowed considerably, with a negative impact on our Q1 2008 operating profit of HUF 12 bn y-o-y and energy costs increased significantly by HUF 1.9 bn y-o-y in Q1 2008.

The average integrated petrochemical margin declined in Q1 2008 by 24% y-o-y. This was a result in part of the increased naphtha quotation of 56% in USD-term not being counterbalanced by the polymer quotation increase of 5-11% in EUR-term, and by the 14% weakening of USD to EUR. Compared to Q4 2007, naphtha increased in cost by a further 6%, while polymer quotations were remained primarily unchanged.

MOL's **monomer production** increased by a significant 13% y-o-y in Q1 2008, largely as a result of the higher capacity utilisation of the olefin units, while polymer production rose by 6% y-o-y.

Polymer sales volumes improved by 6% y-o-y in Q1 2008, due to the smooth operation, inspite of a deteriorating market environment. At the same time, our Q1 2008 sales volume was 20 kt lower compared to Q4 2007, as the worsening market environment caused by recession fears put further pressure on the low seasonal demand traditionally experienced in Q1. In addition, inventory was increased in anticipation of the planned general overhaul at Slovnaft Petrochemicals in April 2008.

The polymer sales portfolio changed slightly; as a result of the higher capacity utilisation of new units. The ratio of HDPE grew to 34%, the ratio of PP rose to 46% against the LDPE ratio, which dropped back to 20%

CAPEX doubled to HUF 0.9 bn in Q1 2008 y-o-y fuelled by maintenance spending.

[1] The consolidated CAPEX figures exclude capitalised finance costs, but include financial investments.

Natural Gas

FGSZ Zrt. IFRS result (non consolidated, in HUF bn)

Q4 2007	Q1 2008	Q1 2007	Ch. %	Transmission	2007
10.8	12.9	14.4	(10)	EBITDA	45.8
6.8	9.3	11.1	(16)	Operating profit/(loss)*	30.9
11.9	17.5	1.1	1,491	CAPEX and investments	22.4

Main operational data

Q4 2007	Q1 2008	Q1 2007	Ch. %	Transmission volumes (m cm)	2007
4,794	4,860	4,391	11	Hungarian natural gas transmission **	14,961
916	903	694	30	Natural gas transit	2,390

Q4 2007	Q1 2008	Q1 2007	Ch. %	Transmission fee (HUF/cm)***	2007
3.08	3.04	3.22	(6)	Hungarian natural gas transmission fee	3.68

* excluding segment level consolidation effects (of which the most significant item is the depreciation on eliminated internal profit of PP&E)

** including transmission volume to the gas storages as well

*** The change in unit domestic transmission fee is significantly influenced by the dominant ratio of capacity fee within the transmission revenue. The capacity fee does not depend on the transmission volume.

Gas segment operating profits in Q1 2008, primarily reflected the profit contribution of FGSZ Zrt. (natural gas transmission company) as MMBF Zrt (gas storage company) and MOL Energy Trade Kft. at this stage do not make a significant contribution to the overall operating profit of the gas segment. MMBF Zrt. (66.3% MOL subsidiary) continued the development of a storage facility with 1.2 bcm strategic and 0.7 bcm commercial capacities, and signed a contract on preliminary storage for 100 mcm natural gas with MSZKSZ (Hungarian Hydrocarbon Stockpiling Association). MOL Energy Trade Kft. (100% MOL gas trading subsidiary) continues to actively seek opportunities to create value within the liberalised Hungarian gas market.

Operating profit for FGSZ Zrt. was HUF 9.3 bn in Q1 2008, which was HUF 1.8 bn (by 16%) below the profit of the basis period, due to a growth in operating costs. Domestic transmission and transit revenues rose by 4% and 8%, respectively.

Revenue for domestic transmission grew by HUF 0.6 bn (by 4%) y-o-y in Q1 2008 to HUF 14.8 bn. The business realized the surplus revenue from capacity fee as a result of the tariff change effective from July 1st, 2007. The turnover fee revenue – which is dependent on the transmitted volume – shows a similar value throughout these two periods. The transmitted natural gas volume exceeded the volume of the basis period by 469 mcm (by 11%) in 2008 Q1 as a result of constantly changing weather conditions. The turnover fee decreased as a result of the tariff change coming into force from July 1st, 2007. However, the revenue moderating impact was compensated by the surplus revenue derived from an increase in volume.

International natural gas transit revenue grew by HUF 0.4 bn (8%) compared to the basis period, as a consequence of the 209 mcm surplus transmitted volume (up 30%). The colder winter season resulted in an increased demand from shippers in Q1 2008.

Operating costs increased by HUF 2.9 bn (by 36%) in 2008 Q1 y-o-y, driven by significant energy cost increases. The natural gas consumption for own purposes (used for compressors) was substantially higher (up 23.6 mcm) due to the higher transmitted volume as a result of the colder weather. Furthermore, the growth in natural gas prices led to a further cost increase. Operating costs increased by HUF 1.9 bn y-o-y as a combined result of higher gas consumption of own purposes and higher pressure increase fee both linked to natural gas prices. Other operating costs were HUF 1.0 bn higher y-o-y.

Gas segment CAPEX was exceptionally high in Q1 2008 at HUF 21.7 bn, largely due to the impact of the pipeline construction on gas transmission. FGSZ Zrt. spent HUF 16.4 bn on the import capacity expansion project and HUF 1.0 bn on the Pilisvörösvár – Százhalombatta pipeline construction, which were completed according to the schedule. MMBF Zrt. spent HUF 4.1 bn CAPEX in Q1 2008.

Changes in accounting policies and estimates

Changes in IFRS effective from 1 January 2008 were adopted by the Group for the purposes of this Flash Report. Apart from some minor modifications, none of these has resulted in a significant impact on the financial statements.

Profit & Loss

The majority of changes in the consolidated income statement reflect the first quarter performance of IES in 2008. The subsidiary was acquired on 15 November 2007, and is therefore not included in the comparative data.

Group net sales revenues increased by 52% to HUF 786.1 bn in Q1 2008, primarily reflecting the higher revenue as a combined result of the performance of IES, higher average selling prices and the increased volume of refined products. **Other operating income** in the comparative period includes the impact of the acquisition of a 42.25% minority interest in TVK (HUF 13.9 bn).

The cost of raw materials and consumables used increased by 81%, considerably above the rate of growth in sales. Raw material costs increased by 95%, primarily as a combined effect of the growth in crude oil import prices (HUF 116.6 bn) and the higher quantity of import crude oil processed (HUF 23.0 bn), as well as the contribution through IES (HUF 74.3 bn). The cost of goods sold increased by 35% to HUF 74.5 bn, due to the performance of IES (HUF 18.9 bn). The value of material-type services used increased by 22% to HUF 32.8 bn, largely result of IES's contribution (HUF 2.5 bn).

Other operating expenses increased by 18% to HUF 65.1 bn, mainly as a result of the contribution of IES (HUF 1.4 bn), the increased value of export duty from the Russian operations (HUF 2.4 bn) and the higher mining royalty (HUF 2.3 bn). Mining royalties increased due to the higher prices, despite a decline in domestic and foreign production volumes.

Personnel expenses increased by 20% to HUF 30.3 bn, due to the combined effect of an average salary increase (of 7.4% at the parent company) and a 9.0% increase in average headcount of the Group mainly due to the acquisitions of IES and Tifon in Q4 2007 (HUF 1.8 bn and HUF 0.5 bn, respectively) and our international E&P expansion.

For production costs incurred in Q1 2008, HUF 63.1 bn is attributable to the increase in the **level of finished goods and work in progress** due to the performance of IES (HUF 8.5 bn) and the higher crude oil purchase price, compared to the increase of HUF 23.1 bn in Q1 2007.

A net financial gain of HUF 1.3 bn was recorded in Q1 2008 (compared to HUF 1.6 bn in Q1 2007). Interest payable was HUF 10.0 bn in Q1 2008 (HUF 3.3 bn in Q1 2007, reflecting our lower-than-optimal gearing in the comparative period) and interest received amounted to HUF 3.4 bn in Q1 2008 (HUF 5.0 bn in Q1 2007). A foreign exchange gain of HUF 4.3 bn was recognised in Q1 2008, while changes in foreign exchange rates in Q1 2007 did not have a material impact on the financial position of the Group. The fair valuation gain on the conversion option embedded in the capital security issued in the monetization of treasury shares by Magnolia Finance Ltd. was HUF 5.7 bn compared to HUF 0.5 bn in Q1 2007.

Income from associates includes INA's first quarter contribution of HUF 4.6 bn compared with HUF 1.0 bn in Q1 2007. Increase in INA's profit reflects the foreign exchange gain recognized as a result of weaker USD as well as the impact of higher crude oil prices.

Income tax expense decreased by HUF 6.9 bn from the previous year to HUF 8.2 bn in Q1 2008, primarily as a result of the current tax expense of MOL Plc. The impact of MOL treasury share transactions and valuation of options attached to shares held by third parties is different for IFRS and tax purposes and resulted in a HUF 10.6 bn decrease of our tax expense. Furthermore, the non-realised gain on the conversion option of our capital securities issued by Magnolia Finance Ltd. did not affect our tax base.

The current income tax expense is the result of the contribution from MOL Plc of HUF 15.3 bn (16% corporate tax, 4% solidarity surplus tax and 2% local trade tax), Slovnaft a.s. of HUF 2.1 bn (19% corporate tax rate), IES S.r.l. of HUF 1.0 bn (31.4% corporate tax rate) and TVK Plc of HUF 0.4 bn (16%+4%+2%), as well as the corporate tax payable on the profit of the ZMB joint venture (HUF 1.2 bn) and the corporate tax expense of the other subsidiaries.

Balance sheet

Total assets amounted to HUF 2,786.9 bn at the end of March 2008, representing an increase of 15%, since 31 December 2007. Within this, **property, plant and equipment** increased by 3% to HUF 1,204.9 bn. The sales of Szőreg-1 field by MOL Plc. to its fully consolidated subsidiary, MMBF Zrt. was completed in early January, 2008. Being an intra-group transaction resulting gain of MOL Plc. (HUF 65.3 bn) was eliminated in consolidation as an inter-segment transfer between the Exploration & Production and Gas segments, therefore it had no impact on the consolidated net income. This gain is taxable in the year of transfer by MOL Plc., however, the depreciation of the field is tax deductible by MMBF Zrt., giving rise to a deferred tax asset of HUF 13.1 bn with a corresponding deferred tax income (which set off the current tax expense recognized at the parent company). The increase of **deferred tax assets** of 70% to HUF 34.4 bn is mainly due to this impact.

Inventories increased by 19% to HUF 379.9 bn, largely result of both the accumulation of the crude oil inventory due to the diversification of import resources and the accumulation of refined products inventory prior to the driving season. **Trade receivables** increased by 12% to HUF 395.0 bn and **other current assets** increased by 10% to HUF 90.9 bn.

Current taxes payable increased to HUF 18.4 bn, primarily representing the current tax liability outstanding at MOL Plc and IES (HUF 15.3 bn and HUF 1.9 bn, respectively).

Total amount of provisions was HUF 128.9 bn at the end of March 2008, a marginal increase from HUF 126.7 bn at 2007 year-end, reflecting mainly the unwinding of the discounts for long-term environmental and field abandonment provisions.

Other non-current liabilities amounted to HUF 105.3 bn, primarily representing the financing incurred by the monetization of treasury shares by Magnolia Finance Ltd. The derivative liability resulting from this transaction was HUF 58.8 bn as of 31 March 2008. An additional decrease resulted from reclassifying the current portion of the financial liability resulting from the option structure attached to MOL shares held by BNP and ING, having an expiry of 14 March 2009.

Long-term debt (including the current portion) increased by 49% compared to 2007 year-end as a consequence of raising financing for our capital structure optimization program. As at 31 March 2008, 81.2% of the MOL Group's total debt was Euro-denominated, 17.5% in USD and 1.3% in HUF and other currencies. At the end of Q1 2008, MOL's gearing (net debt divided by net debt plus shareholders' equity including minority interests) was 38.8% compared to 35.6% at the end of 2007.

Holders of the capital securities of Magnolia received a coupon payment of HUF 1.6 bn in Q1 2008. This has been recorded directly against equity attributable to **minority interests**.

Changes in capital structure

In line with the treasury share buy back program announced on 22 June 2007, MOL purchased a further 1,124,677 treasury shares on the market worth USD 143.95 m in the first quarter of 2008. As a consequence the **total equity** declined by 22% since 31 March 2007.

As part of the strategic alliance with CEZ, the Czech company purchased 7,677,285 pieces of "A" series MOL shares previously held on treasury stock (representing a 7 % stake) at HUF 30,000 which was financially closed and settled on 23 January 2008. MOL acquired an American call option for the shares with a strike price of HUF 20,000 per share which can be exercised within 3 years.

Furthermore, on 8 March 2008 MOL signed a strategic co-operation agreement with Oman Oil Company S.A.O.C. (OOC). Within the framework of the alliance, MOL sold 8,774,040 series "A" shares, equivalent to 8% of the registered capital of MOL, at a price of USD 145.429 per share to OOC.

The AGM held on 23 April 2008 approved the decrease of the share capital with HUF 5.483.775.000 to HUF 104.191.727.578 by withdrawal of 5.483.775 pieces registered ordinary shares of the series "A" with a par value of HUF 1,000 each owned by the Company (treasury shares). The Annual General Meeting authorized the Board of Directors to complete the tasks in connection with the effectuation of the capital decrease.

Changes in contingencies and commitments and litigations

Capital contractual commitments of the Group were HUF 230.7 bn as of 31 March 2008, compared to HUF 256.8 bn at the end of 2007. The decrease primarily reflects to the pipeline construction works of FGSZ Földgázszállító Zrt. (Gas Transmission) and the development of the strategic gas storage at the Szőreg-1 gas field amounting to HUF 16.4 bn and HUF 4.1 bn CAPEX respectively. Other contingencies and commitments (guarantees, operating lease liabilities, obligations resulting from litigation in which the Group acts as defendant) did not change significantly in Q1 2008 compared to the amounts reported in the previous year.

Cash flow

Operating cash outflow in Q1 2008 was HUF 41.7 bn, compared to HUF 48.2 bn operating cash inflow in Q1 2007. Operating cash flow before movements in working capital has increased by 12%. The change in the working capital position decreased funds by HUF 132.6 bn, arising from an increase in inventories, trade receivables, other receivables, other payables (of HUF 54.9 bn, HUF 39.3 bn, HUF 32.8 bn and HUF 36.8 bn) and decrease in trade payables (of HUF 42.4 bn). Income taxes paid amounted to HUF 15.0 bn, due to a cash outflow from the income taxes of MOL Plc., Slovnaft and the ZMB joint venture.

Net cash used in investing activities was HUF 39.3 bn in Q1 2008, compared with net cash of HUF 65.5 bn provided in Q1 2007. The cash outflow of the current period reflects the combined effect of the increasing CAPEX mainly on expansion of the Hungarian import pipeline capacity, the purchase price adjustment paid for IES and the post-closing price adjustment from the sale of MOL Földgázellátó Zrt. to E.ON Ruhrgas International AG. The comparative figure for Q1 2007 contains the consideration paid for the acquisition of a minority interest in TVK, the second instalment paid for BaiTex LLC and the consideration of the acquisition of Energopetrol.

Net financing cash inflow amounted to HUF 268.5 bn, primarily the result of net drawn down of long-term debt and the repurchase of treasury shares.

APPENDIX I
CONSOLIDATED STATEMENTS OF OPERATIONS FOR THE MOL GROUP PREPARED IN ACCORDANCE WITH IFRS FOR THE PERIOD ENDED 31 MARCH 2008
Unaudited figures (in HUF million)

Q4 2007	Q1 2008	Q1 2007 restated	Ch. %		FY 2007
786,426	786,128	515,836	52	Net revenue	2,593,951
31,092	12,434	17,345	(28)	Other operating income	75,063
817,518	**798,562**	**533,181**	**50**	**Total operating revenues**	**2,669,014**
483,056	560,972	286,987	95	Raw material costs	1,492,905
39,036	32,829	27,016	22	Value of material-type services used	131,251
112,719	74,538	55,219	35	Cost of goods purchased for resale	292,040
634,811	*668,339*	*369,222*	*81*	*Raw material and consumables used*	*1,916,196*
34,201	30,254	25,195	20	Personnel expenses	117,260
35,608	34,323	34,078	1	Depreciation, depletion, amortisation and impairment	140,538
65,106	65,125	55,234	18	Other operating expenses	225,098
(39,201)	(63,109)	(23,067)	174	Change in inventory of finished goods & work in progress	(70,181)
(6,577)	(3,671)	(2,581)	42	Work performed by the enterprise and capitalised	(15,402)
723,948	**731,261**	**458,081**	**60**	**Total operating expenses**	**2,313,509**
93,570	**67,301**	**75,100**	**(10)**	**Operating profit**	**355,505**
1,744	3,412	4,966	(31)	Interest received	13,370
2	-	-	n.a.	Dividends received	81
16,667	5,737	542	958	Fair valuation difference of conversion option	-
3,443	3,637	3,640	-	Exchange gains and other financial income	8,645
21,856	***12,786***	***9,148***	***40***	***Financial income***	***22,096***
6,878	9,995	3,270	206	Interest on borrowings	16,946
1,378	1,164	1,106	5	Interest on provisions	4,772
-	-	-	n.a.	Fair valuation difference of conversion option	12,966
1,872	323	3,190	(90)	Exchange losses and other financial expenses	3,979
10,128	***11,482***	***7,566***	***52***	***Financial expense***	***38,663***
(11,728)	**(1,304)**	**(1,582)**	**(18)**	**Total financial expense/(income), net**	**16,567**
544	4,682	1,077	335	Income from associates	5,318
105,842	**73,287**	**77,759**	**(6)**	**Profit before tax**	**344,256**
7,631	8,244	15,172	(46)	Income tax expense	81,853
98,211	**65,043**	**62,587**	**4**	**Profit for the year**	**262,403**
				Attributable to:	
97,950	65,010	59,467	9	Equity holders of the parent	257,796
261	33	3,120	(99)	Minority interests	4,607
1,308	**792**	**643**	**23**	**Basic earnings per share (HUF)**	**3,057**
1,001	**671**	**595**	**13**	**Diluted earnings per share (HUF)** [1]	**2,981**

[1] Diluted earnings per share is calculated considering the potentially dilutive effect of the conversion option embedded in the Perpetual Exchangeable Capital Securities in the number of outstanding shares and by excluding the fair valuation difference of the conversion option from the net income attributable to equity holders of the parent.

APPENDIX II

CONSOLIDATED BALANCE SHEETS FOR THE MOL GROUP PREPARED IN ACCORDANCE WITH IFRS AS AT 31 MARCH 2008 Unaudited figures (in HUF million)

31 December 2007		31 March 2007 restated	31 March 2008	Change %
	Assets			
	Non-current assets			
160,553	Intangible assets	89,745	166,600	86
1,173,686	Property, plant and equipment	1,008,564	1,204,926	19
144,754	Investments in associated companies	134,636	153,948	14
1,362	Available-for-sale investments	1,597	1,362	(15)
20,162	Deferred tax assets	20,429	34,354	68
32,567	Other non-current assets	25,899	34,917	35
1,533,084	**Total non-current assets**	**1,280,870**	**1,596,107**	**25**
	Current assets			
318,604	Inventories	203,725	379,882	86
353,556	Trade receivables, net	227,062	394,953	74
82,397	Other current assets	56,287	90,947	62
3,680	Prepaid taxes	9,676	8,796	(9)
129,721	Cash and cash equivalents	373,096	316,210	(15)
887,958	**Total current assets**	**869,846**	**1,190,788**	**37**
2,421,042	**Total assets**	**2,150,716**	**2,786,895**	**30**
	Equity and Liabilities			
	Equity attributable to equity holders of the parent			
65,950	Share capital[1]	83,467	64,825	(22)
468,418	Reserves	996,207	731,757	(27)
257,796	Profit for the year attributable to equity holders of the parent	59,467	65,010	9
792,164	**Equity attributable to equity holders of the parent**	**1,139,141**	**861,592**	**(24)**
124,902	Minority interest	128,819	123,685	(4)
917,066	**Total equity**	**1,267,960**	**985,277**	**(22)**
	Non-current liabilities			
526,992	Long-term debt, net of current portion	206,352	844,208	309
114,222	Provisions	114,965	115,691	1
71,238	Deferred tax liabilities	33,219	73,230	120
138,094	Other non-current liabilities	56,424	105,320	87
850,546	**Total non-current liabilities**	**410,960**	**1,138,449**	**177**
	Current liabilities			
525,489	Trade and other payables	452,838	536,114	18
6,234	Current taxes payable	5,586	18,437	230
12,450	Provisions	9,029	13,242	47
57,976	Short-term debt	2,853	77,346	2,611
51,281	Current portion of long-term debt	1,490	18,030	1,110
653,430	**Total current liabilities**	**471,796**	**663,169**	**41**
2,421,042	**Total equity and liabilities**	**2,150,716**	**2,786,895**	**30**

[1] Compared to HAS, registered share capital in IFRS does not include issued MOL shares owned by BNP Paribas and ING (treated as a financial liability due to the connecting option structure) or lent to third parties and is decreased by the face value of treasury shares and shares owned by Magnolia.

APPENDIX III
MOVEMENTS IN SHAREHOLDERS' EQUITY FOR THE MOL GROUP PREPARED IN ACCORDANCE WITH IFRS
FOR THE PERIOD ENDED 31 MARCH 2008 - Unaudited figures (in HUF million)

	Share capital	Share premium	Fair valuation reserve	Translation reserve	Equity component of debt and difference in buy-back prices	Retained earnings	Total reserves	Profit for the year attributable to equity holders of the parent	Equity attributable to equity holders of the parent	Minority interest	Total equity
Opening balance 1 January 2007	83,467	(89,830)	4,930	64,011	(8,074)	695,679	666,716	329,483	1,079,666	191,537	1,271,203
Cash flow hedges, net of deferred tax	-	-	(195)	-	-	-	**(195)**	-	**(195)**	-	**(195)**
Available for sale financial instruments, net of deferred tax	-	-	12	-	-	-	**12**	-	**12**	-	**12**
Currency translation differences	-	-	-	84	-	-	**84**	-	**84**	162	**246**
Total income and expense for the period recognized directly in equity	-	-	(183)	84	-	-	**(99)**	-	**(99)**	162	**63**
Profit for the period	-	-	-	-	-	-	-	59,467	**59,467**	3,120	**62,587**
Total income and expense for the period	-	-	(183)	84	-	-	**(99)**	59,467	**59,368**	3,282	**62,650**
Transfer to reserves of retained profit for the previous year	-	-	-	-	-	329,483	**329,483**	(329,483)	-	-	-
Dividends of subsidiaries	-	-	-	-	-	-	-	-	-	(1,499)	**(1,499)**
Equity recorded for share-based payment	-	-	-	-	-	107	**107**	-	**107**	-	**107**
Acquisition of minority interest	-	-	-	-	-	-	-	-	-	(64,501)	**(64,501)**
Closing balance 31 March 2007	83,467	(89,830)	4,747	64,095	(8,074)	1,025,269	996,207	59,467	1,139,141	128,819	1,267,960
Opening balance 1 January 2008	65,950	(578,752)	5,660	66,467	(8,074)	983,117	468,418	257,796	792,164	124,902	917,066
Cash flow hedges, net of deferred tax	-	-	1,430	-	-	-	**1,430**	-	**1,430**	-	**1,430**
Currency translation differences	-	-	-	28,219	-	-	**28,219**	-	**28,219**	301	**28,520**
Total income and expense for the period recognized directly in equity	-	-	1,430	28,219	-	-	**29,649**	-	**29,649**	301	**29,950**
Profit for the period	-	-	-	-	-	-	-	65,010	**65,010**	33	**65,043**
Total income and expense for the period	-	-	1,430	28,219	-	-	**29,649**	65,010	**94,659**	334	**94,993**
Transfer to reserves of retained profit for the previous year	-	-	-	-	-	257,796	**257,796**	(257,796)	-	-	-
Dividends of subsidiaries	-	-	-	-	-	-	-	-	-	(1,572)	**(1,572)**
Net change in balance of treasury shares held	(1,125)	(24,156)	-	-	-	-	**(24,156)**	-	**(25,281)**	-	**(25,281)**
Equity recorded for share-based payment	-	-	-	-	-	50	**50**	-	**50**	-	**50**
Net capital increase and decrease	-	-	-	-	-	-	-	-	-	21	**21**
Closing balance 31 March 2008	64,825	(602,908)	7,090	94,686	(8,074)	1,240,963	731,757	65,010	861,592	123,685	985,277

APPENDIX IV
CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE MOL GROUP PREPARED IN ACCORDANCE WITH IFRS FOR THE PERIOD ENDED 31 MARCH 2008
Unaudited figures (in HUF million)

Q4 2007	Q1 2008	Q1 2007 restated	Ch. %		FY 2007
105,842	**73,287**	**77,759**	**(6)**	**Profit before tax**	**344,256**
				Adjustments to reconcile profit before tax to net cash provided by operating activities	
35,608	34,323	34,078	1	Depreciation, depletion, amortisation and impairment	140,538
-	-	(13,895)	n.a.	Excess of carrying value of TVK minority interest acquired	(14,351)
1,243	(312)	300	n.a.	Write-off / (reversal of write-off) of inventories	1,369
996	560	486	15	Increase / (decrease) in provisions	(1,065)
(76)	(235)	(2,248)	(90)	Net (gain) / loss on sale of property, plant and equipment	(2,836)
7,661	3,607	129	2,696	Write-off / (reversal of write-off) of receivables	7,973
2,643	(948)	(706)	34	Unrealised foreign exchange (gain) / loss on trade receivables and trade payables	(1,261)
(26,910)	(360)	-	n.a.	Net gain on sale of subsidiaries	(44,323)
461	2,677	1,432	87	Exploration and development costs expensed during the year	6,706
50	50	107	(53)	Share-based payment	353
(1,744)	(3,412)	(4,966)	(31)	Interest income	(13,370)
6,878	9,995	3,270	206	Interest on borrowings	16,946
(3,430)	(3,560)	-	n.a.	Net foreign exchange (gain) / loss excluding foreign exchange difference on trade receivables and trade payables	(7,635)
(16,667)	(5,737)	(542)	958	Fair valuation difference of conversion option	12,966
1,856	247	(450)	n.a.	Other financial (gain) / loss, net	2,887
(544)	(4,682)	(1,077)	335	Share of net profit of associate	(5,318)
566	475	609	(22)	Other non cash item	2,676
114,433	**105,975**	**94,286**	**12**	**Operating cash flow before changes in working capital**	**446,511**
(18,272)	(54,919)	(22,130)	148	(Increase) / decrease in inventories	(86,011)
8,047	(39,330)	1,280	n.a.	(Increase) / decrease in trade receivables	(36,803)
19,362	(32,832)	(9,703)	238	(Increase) / decrease in other current assets	(2,237)
45,144	(42,364)	(37,021)	14	Increase / (decrease) in trade payables	74,784
(59,465)	36,777	27,898	32	Increase / (decrease) in other payables	(11,244)
(53,519)	(14,968)	(6,418)	133	Income taxes paid	(69,494)
55,730	**(41,661)**	**48,192**	**n.a.**	**Net cash provided by / (used in) operating activities**	**315,506**
(68,112)	(62,134)	(17,334)	258	Capital expenditures, exploration and development costs	(158,075)
752	303	2,606	(88)	Proceeds from disposals of property, plant and equipment	4,532
(128,982)	(4,681)	(51,358)	(91)	Acquisition of subsidiaries and minority interests, net cash	(189,805)
2,591	-	(4,459)	n.a.	Acquisition of joint ventures, net cash	(1,953)
(409)	-	-	n.a.	Acquisition of other investments	(464)
55	27,215	-	n.a.	Net cash inflow / (outflow) on sales on subsidiary undertakings	(7,468)
138	(1,928)	(803)	140	Changes in loans given and long-term bank deposits	21
707	-	(5)	n.a.	Changes in short-term investments	707
1,694	1,879	5,818	(68)	Interest received and other financial income	14,319
2	-	-	n.a.	Dividends received	1,208
(191,564)	**(39,346)**	**(65,535)**	**(40)**	**Net cash (used in) / provided by investing activities**	**(336,978)**
303,479	338,630	-	n.a.	Long-term debt drawn down	544,844
(142,445)	(54,193)	(18)	300,972	Repayments of long-term debt	(208,977)
(84)	(57)	111	n.a.	Changes in other long-term liabilities	33
2,648	18,732	1,366	1,271	Changes in short-term debt	1,121
(13,468)	(7,795)	(1,078)	623	Interest paid and other financial costs	(24,528)
-	(7)	-	n.a.	Dividends paid to shareholders	(42,342)
(1,635)	(1,572)	(1,509)	4	Dividends paid to minority interest	(10,471)
2,748	-	-	n.a.	Minority shareholders contribution	2,748
-	(25,281)	-	n.a.	Repurchase of treasury shares	(508,379)
151,243	**268,457**	**(1,128)**	**n.a.**	**Net cash (used in) / provided by financing activities**	**(245,951)**

Q4 2007	Q1 2008	Q1 2007 restated	Ch. %		FY 2007
15,409	**187,450**	**(18,471)**	**n.a.**	**Increase/(decrease) in cash and cash equivalents**	**(267,423)**
112,416	129,721	399,104	(67)	Cash and cash equivalents at the beginning of the period	399,104
(1,141)	680	(2,178)	n.a.	Exchange differences of cash and cash equivalents of consolidated foreign subsidiaries	(1,985)
3,037	(1,641)	(5,359)	(69)	Unrealised foreign exchange difference on cash and cash equivalents	25
129,721	**316,210**	**373,096**	**(15)**	**Cash and cash equivalents at the end of the period**	**129,721**

APPENDIX V
KEY IFRS FINANCIAL DATA BY BUSINESS SEGMENT (in HUF million)

Q4 2007	Q1 2008	Q1 2007 restated	Ch. %	NET SALES REVENUES[1]	FY 2007
97,586	93,770	75,246	25	Exploration and Production	334,806
704,271	715,204	438,547	63	Refining and Marketing	2,290,414
36,134	38,739	20,389	90	Natural Gas	90,694
135,728	138,460	111,768	24	Petrochemicals	497,616
42,118	20,521	15,419	33	Corporate and other	102,163
1,015,837	**1,006,694**	**661,369**	**52**	**TOTAL NET SALES REVENUES**	**3,315,693**
(229,411)	(220,566)	(145,533)	52	Less: Inter(segment transfers)	(721,742)
(44,761)	(48,525)	(34,306)	41	ow: Exploration and Production	(156,002)
(105,260)	(112,598)	(75,768)	49	ow: Refining and Marketing	(358,124)
(12,287)	(8,692)	(85)	10,126	ow: Natural Gas	(12,450)
(26,260)	(31,610)	(21,932)	44	ow: Petrochemicals	(99,435)
(40,843)	(19,141)	(13,442)	42	ow: Corporate and other	(95,731)
786,426	**786,128**	**515,836**	**52**	**TOTAL NET EXTERNAL SALES REVENUES**	**2,593,951**

Q4 2007	Q1 2008	Q1 2007 restated	Ch. %	OPERATING PROFIT[1]	FY 2007
18,143	89,195	17,048	423	Exploration and Production	78,864
37,833	40,149	28,352	42	Refining and Marketing	171,935
9,210	11,253	12,816	(12)	Natural Gas *	38,743
4,134	2,638	12,630	(79)	Petrochemicals	40,892
21,729	(9,145)	5,675	n.a.	Corporate and other	26,446
2,521	(66,789)	(1,421)	4,600	Intersegment transfers[2]	(1,375)
93,570	**67,301**	**75,100**	**(10)**	**TOTAL**	**355,505**

*Gas segment operating profit, in addition to subsidiary results, includes segment level consolidation effects.

Q4 2007	Q1 2008	Q1 2007 restated	Ch. %	OPERATING PROFIT EXCLUDING SPECIAL ITEMS*	FY 2007
18,143	23,876	17,048	40	Exploration and Production	78,864
37,833	40,149	28,352	42	Refining and Marketing	171,935
9,210	11,253	12,816	(12)	Natural Gas	38,743
4,134	2,638	12,630	(79)	Petrochemicals	40,892
(2,592)	(9,145)	(8,225)	11	Corporate and other	(29,639)
2,521	(1,470)	(1,421)	3	Intersegment transfers[2]	(1,375)
69,249	**67,301**	**61,200**	**10**	**TOTAL**	**299,420**

*Operating profit excluding the intersegment impact of the sales of Szőreg-1 gas field (HUF 65.3 bn) realised in Q1 2008, the one-off gain on the acquisition of TVK shares realised in Q1 and Q2 2007 (HUF 13.9 bn and HUF 0.5 bn, respectively, recorded in Corporate and other segment) as well as the HUF 44.3 bn subsequent settlement from E.ON in connection with the gas business sales in H2 2007.

Q4 2007	Q1 2008	Q1 2007 restated	Ch. %	DEPRECIATION	FY 2007
9,966	7,180	9,817	(27)	Exploration and Production	40,404
15,819	17,697	15,559	14	Refining and Marketing	63,209
2,335	2,117	1,651	28	Natural Gas	7,442
5,150	4,776	4,595	4	Petrochemicals	19,402
2,338	2,553	2,456	4	Corporate and other	10,081
35,608	**34,323**	**34,078**	**1**	**TOTAL**	**140,538**

Q4 2007	Q1 2008	Q1 2007 restated	Ch. %	EBITDA	FY 2007
28,109	96,375	26,865	259	Exploration and Production	119,268
53,652	57,846	43,911	32	Refining and Marketing	235,144
11,545	13,370	14,467	(8)	Natural Gas	46,185
9,284	7,414	17,225	(57)	Petrochemicals	60,294
24,067	(6,592)	8,131	n.a.	Corporate and other	36,527
2,521	(66,789)	(1,421)	4,600	Intersegment transfers[2]	(1,375)
129,178	**101,624**	**109,178**	**(7)**	**TOTAL**	**496,043**

Q4 2007	Q1 2008	Q1 2007 restated	Ch. %	EBITDA EXCLUDING SPECIAL ITEMS*	FY 2007
28,109	31,056	26,865	16	Exploration and Production	119,268
53,652	57,846	43,911	32	Refining and Marketing	235,144
11,545	13,370	14,467	(8)	Natural Gas	46,185
9,284	7,414	17,225	(57)	Petrochemicals	60,294
(254)	(6,592)	(5,769)	14	Corporate and other	(19,558)
2,521	(1,470)	(1,421)	3	Intersegment transfers[2]	(1,375)
104,857	**101,624**	**95,278**	**7**	**TOTAL**	**439,958**

*EBITDA excluding the intersegment impact of the sales of Szőreg-1 gas field (HUF 65.3 bn) realised in Q1 2008, the one-off gain on the acquisition of TVK shares realised in Q1 and Q2 2007 (HUF 13.9 bn and HUF 0.5 bn, respectively, recorded in Corporate and other segment) as well as the HUF 44.3 bn subsequent settlement from E.ON in connection with the gas business sales in H2 2007.

Q4 2007	Q1 2008	Q1 2007 restated	Ch. %	CAPITAL EXPENDITURES	FY 2007
19,266	17,568	7,379	138	Exploration and Production	56,691
174,009	10,828	8,849	22	Refining and Marketing	206,401
18,347	21,720	1,131	1,820	Natural Gas	28,823
3,506	878	433	103	Petrochemicals	7,032
10,493	912	50,616	(98)	Corporate and other	64,454
225,621	**51,906**	**68,408**	**(24)**	**TOTAL**	**363,401**

31/12/2007	TANGIBLE ASSETS	31/03/2007 restated	31/03/2008	Ch. %
144,120	Exploration and Production	141,145	150,877	7
665,982	Refining and Marketing	531,822	672,292	26
100,654	Natural Gas	78,197	118,306	51
186,269	Petrochemicals	192,942	184,543	(4)
76,661	Corporate and other	64,458	78,908	22
1,173,686	**TOTAL**	**1,008,564**	**1,204,926**	**19**

[1] Net external sales revenues and operating profit includes the profit arising both from sales to third parties and transfers to the other business segments. Exploration and Production transfers domestically produced crude oil, condensates and LPG to Refining and Marketing and natural gas to the Natural Gas segment. Refining and Marketing transfers chemical feedstock, propylene and isobutane to Petrochemicals and Petrochemicals transfers various by-products to Refining and Marketing. The internal transfer prices used are based on prevailing market prices. The gas transfer price equals the average import price. Divisional figures contain the results of the fully consolidated subsidiaries engaged in the respective divisions.

[2] This line shows the effect on operating profit of the change in the amount of unrealised profit deferred in respect of transfers between segments. Unrealised profits arise where the item transferred is held in inventory by the receiving segment and a third party sale takes place only in a subsequent quarter. For segmental reporting purposes the transferor segment records a profit immediately at the point of transfer. However, at the company level profit is only reported when the related third party sale has taken place. In previous years this unrealised profit effect was not shown separately, but was included in the reported segmental result of the receiving segment. Unrealised profits arise principally in respect of transfers from Exploration & Production to Natural Gas and from Refining & Marketing to Petrochemicals. In Q1 2008 the transfer between Exploration & Production and Natural Gas included the sales of Szőreg-1 gas field with an operating profit of HUF 65.3 bn recognized by Exploration & Production which has been eliminated in consolidation.

APPENDIX VI
KEY IFRS FINANCIAL DATA BY BUSINESS SEGMENT (in USD million)

Q4 2007	Q1 2008	Q1 2007 restated	Ch. %	NET SALES REVENUES[1]	FY 2007
559	541	390	39	Exploration and Production	1,822
4,036	4,129	2,276	81	Refining and Marketing	12,461
207	224	106	111	Natural Gas	493
778	799	580	38	Petrochemicals	2,707
241	118	80	48	Corporate and other	556
5,821	**5,811**	**3,432**	**69**	**TOTAL NET SALES REVENUES**	**18,039**
(1,314)	(1,274)	(755)	69	Less: Inter(segment transfers)	(3,927)
(257)	(280)	(178)	57	ow: Exploration and Production	(849)
(603)	(650)	(393)	65	ow: Refining and Marketing	(1,948)
(70)	(50)	-	n.a.	ow: Natural Gas	(68)
(150)	(183)	(114)	61	ow: Petrochemicals	(541)
(234)	(111)	(70)	59	ow: Corporate and other	(521)
4,507	**4,537**	**2,677**	**69**	**TOTAL NET EXTERNAL SALES REVENUES**	**14,112**

Q4 2007	Q1 2008	Q1 2007 restated	Ch. %	OPERATING PROFIT[1]	FY 2007
104	515	88	485	Exploration and Production	429
217	232	147	58	Refining and Marketing	935
53	65	67	(3)	Natural Gas *	211
24	15	66	(77)	Petrochemicals	222
124	(53)	29	n.a.	Corporate and other	144
14	(385)	(7)	5,400	Intersegment transfers[2]	(7)
536	**389**	**390**	**-**	**TOTAL**	**1,934**

*Gas segment operating profit, in addition to subsidiary results, includes segment level consolidation effects.

Q4 2007	Q1 2008	Q1 2007 restated	Ch. %	OPERATING PROFIT EXCLUDING SPECIAL ITEMS*	FY 2007
104	138	88	57	Exploration and Production	429
217	232	147	58	Refining and Marketing	935
53	65	67	(3)	Natural Gas	211
24	15	66	(77)	Petrochemicals	222
(15)	(53)	(43)	23	Corporate and other	(161)
14	(8)	(7)	14	Intersegment transfers[2]	(7)
397	**389**	**318**	**22**	**TOTAL**	**1,629**

*Operating profit excluding the intersegment impact of the sales of Szőreg-1 gas field (USD 377.1 mn) realised in Q1 2008, the one-off gain on the acquisition of TVK shares realised in Q1 and Q2 2007 (USD 72.1 mn and USD 2.6 mn, respectively, recorded in Corporate and other segment) as well as the USD 249.4 mn subsequent settlement from E.ON in connection with the gas business sales in H2 2007.

Q4 2007	Q1 2008	Q1 2007 restated	Ch. %	DEPRECIATION	FY 2007
57	41	51	(20)	Exploration and Production	220
91	102	81	26	Refining and Marketing	344
13	12	9	33	Natural Gas	40
30	28	24	17	Petrochemicals	106
13	15	13	15	Corporate and other	55
204	**198**	**178**	**11**	**TOTAL**	**765**

Q4 2007	Q1 2008	Q1 2007 restated	Ch. %	EBITDA	FY 2007
161	556	139	300	Exploration and Production	649
308	334	228	46	Refining and Marketing	1,279
66	77	76	1	Natural Gas	251
54	43	90	(52)	Petrochemicals	328
137	(38)	42	n.a.	Corporate and other	199
14	(385)	(7)	5,400	Intersegment transfers[2]	(7)
740	**587**	**568**	**3**	**TOTAL**	**2,699**

Q4 2007	Q1 2008	Q1 2007 restated	Ch. %	EBITDA EXCLUDING SPECIAL ITEMS*	FY 2007
161	179	139	29	Exploration and Production	649
308	334	228	46	Refining and Marketing	1,279
66	77	76	1	Natural Gas	251
54	43	90	(52)	Petrochemicals	328
(2)	(38)	(30)	27	Corporate and other	(106)
14	(8)	(7)	14	Intersegment transfers[2]	(7)
601	**587**	**496**	**18**	**TOTAL**	**2,394**

*EBITDA excluding the intersegment impact of the sales of Szőreg-1 gas field (USD 377.1 mn) realised in Q1 2008, the one-off gain on the acquisition of TVK shares realised in Q1 and Q2 2007 (USD 72.1 mn and USD 2.6 mn, respectively, recorded in Corporate and other segment) as well as the USD 249.4 mn subsequent settlement from E.ON in connection with the gas business in H2 2007.

Q4 2007	Q1 2008	Q1 2007 restated	Ch. %	CAPITAL EXPENDITURES	FY 2007
110	101	38	166	Exploration and Production	308
998	63	46	37	Refining and Marketing	1,123
105	126	6	2,100	Natural Gas	157
20	5	2	150	Petrochemicals	38
60	5	263	(98)	Corporate and other	351
1,293	**300**	**355**	**(16)**	**TOTAL**	**1,977**

31/12/2007	TANGIBLE ASSETS	31/03/2007	31/03/2008 restated	Ch. %
835	Exploration and Production	758	921	22
3,859	Refining and Marketing	2,858	4,102	44
583	Natural Gas	420	722	72
1,079	Petrochemicals	1,037	1,126	9
444	Corporate and other	346	481	39
6,800	**TOTAL**	**5,419**	**7,352**	**36**

[1] Net external sales revenues and operating profit includes the profit arising both from sales to third parties and transfers to the other business segments. Exploration and Production transfers domestically produced crude oil, condensates and LPG to Refining and Marketing and natural gas to the Natural Gas segment. Refining and Marketing transfers chemical feedstock, propylene and isobutane to Petrochemicals and Petrochemicals transfers various by-products to Refining and Marketing. The internal transfer prices used are based on prevailing market prices. The gas transfer price equals the average import price. Divisional figures contain the results of the fully consolidated subsidiaries engaged in the respective divisions.

[2] This line shows the effect on operating profit of the change in the amount of unrealised profit deferred in respect of transfers between segments. Unrealised profits arise where the item transferred is held in inventory by the receiving segment and a third party sale takes place only in a subsequent quarter. For segmental reporting purposes the transferor segment records a profit immediately at the point of transfer. However, at the company level profit is only reported when the related third party sale has taken place. In previous years this unrealised profit effect was not shown separately, but was included in the reported segmental result of the receiving segment. Unrealised profits arise principally in respect of transfers from Exploration & Production to Natural Gas and from Refining & Marketing to Petrochemicals. In Q1 2008 the transfer between Exploration & Production and Natural Gas included the sales of Szőreg-1 gas field with an operating profit of USD 377.1 bn recognized by Exploration & Production which has been eliminated in consolidation.

APPENDIX VII
MAIN EXTERNAL PARAMETERS

Q4 2007	Q1 2008	Q1 2007	Ch. %		2007
88.7	96.9	57.8	68	Brent dated (USD/bbl)	72.4
86.2	93.2	54.3	72	Ural Blend (USD/bbl)*	69.4
786.6	839.5	554.3	51	Premium unleaded gasoline 10 ppm (USD/t)**	696.0
828.7	903.3	545.7	66	Gas oil – ULSD 10 ppm (USD/t)**	670.6
774.1	537.2	523.2	3	Naphtha (USD/t)***	646.5
115.6	107.6	118.2	(9)	Crack spread – premium unleaded (USD/t)**	148.3
157.7	172.4	109.7	57	Crack spread – gas oil (USD/t)**	122.9
103.1	83.7	86.5	(3)	Crack spread – naphtha (USD/t)**	98.8
945	1023	855	20	Ethylene (EUR/t)	904
408	416	550	(24)	Integrated petrochemical margin (EUR/t)	502
174.5	173.2	192.7	(10)	HUF/USD average	183.8
23.1	22.1	26.3	(16)	SKK/USD average	24.7
4.96	3.19	5.27	(39)	3m USD LIBOR (%)	5.22
4.72	4.48	3.52	27	3m EURIBOR (%)	4.28
7.45	7.78	8.09	(4)	3m BUBOR (%)	7.75

* CIF Med parity
** FOB Rotterdam parity
*** FOB Med parity

Q4 2007	Q1 2008	Ch. %	
172.6	163.9	(5)	HUF/USD closing
253.4	259.4	2	HUF/EUR closing

APPENDIX VIII
EXTRAORDINARY ANNOUNCEMENTS IN Q1 2008

Announcement date	
18 January	MOL has signed a Memorandum of Understanding with the Indian ONGC
22 January	MOL continue its capital optimization program
22, 23, 25, 28, 29 30, 31 January	Purchase of treasury shares
23 January	Closing of share purchase transaction between MOL and CEZ
25 January	Change in influence in MOL (CEZ, OTP)
31 January	Number of voting rights at MOL Plc
1, 4, 11, 12, 13, 14 February	Purchase of treasury shares
1 February	MOL's statement on EC merger notification
15 February	MOL published its Exploration and Development Update
29 February	Number of voting rights at MOL Plc
10 March	Change in MOL Treasury shares
10 March	MOL Plc published its strategic co-operation agreement with Oman Oil Company S.A.O.C.
10 March	Change in influence in MOL
12 March	Closing of share purchase transaction between MOL and Oman Oil Company S.A.O.C
14 March	MOL signed option agreements with ING Bank N.V.
14 March	Change in influence in MOL
17, 18, 19, 20, 21, 26, 27, 28 March	Purchase of treasury shares
19 March	New gas and condensate discovery in Pakistan
21 March	Annual General Meeting Announcement
31 March	Number of voting rights at MOL Plc
3 April	Documents for the Annual General Meeting of MOL Plc. to be held on April 23, 2008
3 April	Additional point to the agenda of the Annual General Meeting
7 April	Shareholder's notification
14 April	MOL and ExxonMobil can start exploration program in the entire Makó trough
22 April	MOL states that in its opinion, the RiskMetrics/ISS Proxy Alert publication could mislead investors
23 April	Shareholders notification
24 April	Resolutions on the Annual General Meeting of MOL held on 23 April 2008
24 April	Summary Report of MOL Plc. for the business year 2007
30 April	Number of voting rights at MOL Plc
8 May	MOL has signed an agreement with ONGC to acquire 35% interest in an exploration block in India

APPENDIX IX

SHAREHOLDER STRUCTURE (%) BASED ON THE SHARE REGISTER

Shareholder groups	31 Dec 2005	31 Dec 2006	31 March 2007	30 June 2007	30 Sep 2007	31 Dec 2007	31 March 2008
Foreign investors (mainly institutional)	58.2	58.6	58.1	49.1	36.4	31.7	31.7
OMV Group	10.0	10.0	10.0	10.0	10.0	20.2	20.2
Oman Oil Company S.A.O.C.	0.0	0.0	0.0	0.0	0.0	0.0	8.0
BNP Paribas S.A.	6.9	8.2	8.3	8.3	8.2	8.3	7.0
CEZ a.s.	0.0	0.0	0.0	0.0	0.0	0.0	7.0
Magnolia Finance Limited	0.0	5.5	5.5	5.5	5.5	5.5	5.5
Bank Austria Creditanstalt AG	0.9	0.4	0.4	5.4	5.4	0.0	0.0
OTP Bank Nyrt.	0.6	0.9	0.6	8.5	9.2	9.2	9.4
MFB Invest Zrt.	0.0	0.0	0.0	0.0	10.0	10.0	4.1
ÁPV Zrt.	11.7	0.0	0.0	0.0	0.0	0.0	0.0
Domestic institutional investors	4.0	5.2	5.1	4.0	5.0	4.6	4.7
Domestic private investors	2.4	2.5	3.0	1.6	2.0	2.2	2.2
MOL Nyrt. (treasury shares)	6.8	10.0	10.0	7.6	8.3	8.3	0.2

Please note that in Hungary, the Share Register does not fully reflect the ownership structure, as registration is not mandatory

On 5 September 2007, the Board of Directors passed a resolution on the increase of the share capital of the company from HUF 109,330,376,578 to HUF 109,675,502,578 as part of the convertible bond programme approved by the EGM held on 1 September 2003. On 10 September 2007, the Court of Registration registered the capital increase.

According to the Share Register and the shareholders notifications, six shareholders had more than 5% voting rights in MOL Plc. on 31 March 2008: OMV Group having 20.3 %, OTP Bank Nyrt. having 9.5%, Oman Oil Company S.A.O.C. having 8.0%, BNP Paribas S.A. having 7.0%, CEZ a.s. having 7.0% and Magnolia Finance Limited having 5.5% voting rights in MOL. Please note that the voting rights are calculated as the number of shares held to total shares less treasury stock. According to the Articles of Association no shareholder or shareholder group may exercise more than 10% of the voting rights.

Shareholder announcements and notifications on influence

11 May 2007:	KAFIJAT Zrt. announced that its indirect influence in MOL increased to 5.3%.
30 May 2007:	"The Capital Group Companies, Inc." announced that its influence decreased to 4.9957% (4,917,366 ordinary shares).
20 June 2007:	AllianceBernstein L.P. and AXA Investment Management announced that their joint influence decreased to 2.60% (2,557,617 shares) as of 8 June 2007
22 June 2007:	OTP Bank Nyrt. announced that its influence increased to 9.098% (9,752,158 shares).
25 June 2007:	Vienna Capital Partners Unternehmensberatungs AG (VCP) announced that following share purchase agreements with Firthlion and Charing Investment Ltd (majority-owned by KAFIJAT Zrt), the direct influence of VCP in MOL increased to 6.186% (6,086,709 shares). Following this, VCP as seller and OMV Clearing and Treasury GmbH (OMV Treasury) as buyer signed share purchase agreement, and as a consequence the influence of VCP in MOL decreases below 5%.
5 July 2007	MOL lent and transferred 9,379,116 treasury shares to MFB Invest Zrt., which is a wholly owned subsidiary of MFB Zrt.
13 July 2007	MOL lent and transferred additional 1,553,884 treasury shares to MFB Invest Zrt., therefore the equity interest of MFB Invest Zrt. increased to 10%.
7 Sep 2007	OTP Bank Nyrt. announced that its influence in MOL increased to 10% (10,047,991 shares).
26 Sep 2007	OTP Bank Nyrt. announced that its influence in MOL decreased to 9.998% (10,058,148 shares).
19 Nov 2007	OTP Bank Nyrt. announced that its influence in MOL increased to 10.0088% (10,069,393 shares).
4 Dec 2007	OTP Bank Nyrt. announced that its influence in MOL decreased to 9.97% (10,026,188 shares).
17 Dec 2007	OMV AG notified the company that due to the amendment of Capital Market Act. its voting rights equals to 22.05% (21,709,488 MOL ordinary shares and 470,000 ADRs) taking into account the treasury shares held by MOL Nyrt.
17 Dec 2007	MFB Invest Zrt. notified the company that due to the amendment of Capital Market Act. its voting rights equals to 10.87% (10,933,000 shares)
19 Dec 2007	OTP Bank Nyrt. notified the company that its voting rights increased to 10.01% (10,072,890 shares)
24 Jan 2008	CEZ MH B.V. notified the company that according to the financial close of share purchase agreement between MOL and CEZ, the direct voting rights of CEZ MH B.V. and the indirect voting rights of CEZ a.s. increased to 7.1% (7,677,285 shares)

24 Jan 2008*	OTP Bank Nyrt. notified the company that its influence in MOL decreased below 10% (10,328,999 shares).
10 March 2008	MOL published that within the framework of the strategic alliance with Oman Oil Company S.A.O.C. MOL sold 8,774,040 MOL shares to Oman Oil Company S.A.O.C.
10 March 2008	MFB Invest Zrt. has notified MOL that it transferred back 6,419,729 MOL "A" Series ordinary shares on 10 March 2008, from the 10,933,000 shares formerly lent to MFB Invest Zrt. on 2 July 2007. Upon the settlement of the transaction the voting right of MFB Invest Zrt. decreased to 4.47% based on its 4,513,271 MOL „A" Series Ordinary shares.
10 March 2008	Oman Oil Company S.A.O.C. has notified MOL that pursuant to the share purchase agreement with MOL dated as of 8 March 2008 its subsidiary Oman Oil Budapest Limited, acquires 8,774,040 pieces of MOL "A" Series Ordinary Shares, accordingly the direct voting right of Oman Oil Budapest Limited as shareholder and the indirect voting right of Oman Oil Company S.A.O.C. increases to 8% upon the settlement of the share transfer.
12 March 2008*	OTP Bank Nyrt. announced that its influence in MOL increased over 10% (10,309,479 shares).
12 March 2008	MOL published that on 12 March MOL transferred 8,774,040 MOL shares to Oman Oil Company S.A.O.C.
14 March 2008*	OTP Bank Nyrt. notified the company that its influence in MOL decreased below 10% (10,311,079 shares).
23 April 2008	BNP Paribas S.A. notified that it transferred the ownership of all its MOL shares (7,694,725) to BNP Paribas Arbitrage S.N.C
24 April 2008	The AGM held on 23 April 2008 approved the decrease of the share capital with HUF 5.483.775.000 to HUF 104.191.727.578 by withdrawal of 5.483.775 pieces registered ordinary shares of the series "A" with a par value of HUF 1,000 each owned by the Company (treasury shares). The AGM authorized the Board of Directors to complete the tasks in connection with the effectuation of the capital decrease.

* Passive change in influence, it caused the changing of Treasury shares

Treasury share transactions (settled transactions)

Date/Period	Type of transaction	Number	Number of „A" series Treasury shares after the transaction
2007.12.31			**9,070,019**
2008.01.22	Purchase on BSE	73,000	9,143,019
2008.01.23	Sell to CEZ a.s.	7,677,285	1,465,734
2008.01.23-2008.02.13	Purchase on BSE	888,577	2,354,311
2008.03.10	Call back from MFB Invest Zrt	6,419,729	8,774,040
2008.03.12	Sell to Oman Oil Company S.A.O.C.	8,774,040	0
2008.03.14-2008.03.26	Purchase on BSE	163,100	163,100
2008.03.31			**163,100**

Changes in organisation and senior management:

The AGM approved to elect Mr. Zsolt Hernádi, Mr. György Mosonyi, Mr. Ian Paterson and Dr. Gábor Horváth to be member of the Board of Directors from February 25, 2009 to February 24, 2014.

The AGM also approved to elect Mr. Mulham Basheer Abdullah Al Jarf for Board membership from the day following the closing of the general meeting until 22 April 2013. At the same time Mr. Michel-Marc Delcommune resigned his board membership.

APPENDIX X
MOL GROUP FILLING STATIONS

MOL Group filling stations	31 December 2007	31 March 2007	31 March 2008
Hungary	357	358	355
Slovakia	209	210	209
Italy	176	0	178
Romania	122	117	122
Croatia	35	0	37
Austria	34	34	34
Czech Republic	30	30	30
Serbia	19	15	22
Slovenia	10	10	11
Other	2	2	0
Total MOL Group filling stations	**994**	**776**	**998**

END